Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company (Reporting Issuer):

YM BioSciences Inc. (the “Corporation”)
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario
L4W 4Y4

ITEM 2	Date of Material Change:

May 9, 2006

ITEM 3	News Release:

A press release disclosing the material change was issued by the Corporation and disseminated on May 9, 2006 via Canada NewsWire.

ITEM 4	Summary of Material Change:

The Corporation announced it has completed the acquisition of Eximias Pharmaceutical Corporation (Berwyn, Pennsylvania), a privately-held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders.

As a result of the transaction, the Corporation gains more than US $29 million in cash and a seasoned oncology management team. Eximias will become a wholly-owned subsidiary of the Corporation named YM BioSciences USA and will serve as the Corporation’s base of operations in the United States. Ms. Gail Schulze, President and CEO of Eximias, will become President of YM BioSciences and CEO of the US subsidiary.

ITEM 5	Full Description of Material Change:

Please see the press release attached as Schedule “A” for a full description of the material change.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

No information has been omitted from this material change report.

ITEM 8	Executive Officer:

David G. P. Allan, Chief Executive Officer, is an officer knowledgeable about the details of this material change and can be reached at (905) 629-9761.

ITEM 9	Date of Report:

Dated the 11th day of May, 2006.

YM BIOSCIENCES INC.
Per: Name: Title:	“David G. P. Allan” (signed) David G. P. Allan Chairman and Chief Executive Officer

Schedule “A”

YM BIOSCIENCES COMPLETES ACQUISITION OF EXIMIAS
- U.S. based Eximias provides YM with seasoned oncology management team and US $29 million -

MISSISSAUGA, Canada - May 9, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA) today announced it has completed the acquisition of Eximias Pharmaceutical Corporation (Berwyn, Pennsylvania), a privately-held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders.

As a result of the transaction, YM gains more than US $29 million in cash and a seasoned oncology management team. Eximias will become a wholly-owned subsidiary of YM named YM BioSciences USA and will serve as the Company’s base of operations in the United States. Ms. Gail Schulze, President and CEO of Eximias, will become President of YM BioSciences and CEO of the US subsidiary.

“This transaction expands YM capabilities for the development and commercialization of its products currently in clinical development and establishes a presence for YM in the USA, particularly within the oncology and financial communities. In addition, with the closing of this transaction, YM’s working capital will exceed US $75 million, the most robust balance sheet in our Company’s history,” said David Allan, Chairman and CEO of YM BioSciences. “This will ensure YM is well positioned for the prospect of the clinical and regulatory success of tesmilifene without necessarily having to rely solely on a partner for its commercialization.”

Upon closing of the transaction YM BioSciences issued to the Eximias shareholders common shares priced at approximately US $5.75 in consideration for their shares and the accompanying working capital of approximately $29 million in Eximias. In addition YM BioSciences issued to the Eximias shareholders approximately 540,000 shares in recognition of the value of the organization. YM's common shares were issued at the volume weighted average price for the five-day period prior to the closing of the transaction.

“Eximias has substantial synergies with YM BioSciences. Our combined expertise and resources will significantly augment YM’s ability to execute additional clinical programs and to move its products into commercialization,” said Gail Schulze, President and CEO of Eximias. “The regulatory, commercialization and marketing experience within Eximias is extensive. Our team members have contributed to the successful development, approval or marketing of more than twenty marketed pharmaceutical products.”

Since its inception in 1998, Eximias has been supported by leading venture capital firms including New Enterprise Associates, Cross Atlantic Partners, Quaker BioVentures,

OrbiMed Advisors, Caisse de Depot et Placements, VantagePoint Venture Partners and the Ontario Teachers’ Pension Plan.

Changes to YM’s Board of Directors and Management Team
The current management team of YM BioSciences will remain in place and will expand to include senior members of the Eximias management team who bring capabilities in clinical, regulatory, marketing, manufacturing and corporate development. Mr. David Allan will continue as Chairman and CEO of YM BioSciences and several appointments will be made to YM’s Board of Directors and management team, including:

Dr. James Barrett, currently a member of the Eximias Board of Directors, will join YM’s Board of Directors. Dr. Barrett is a General Partner at New Enterprise Associates, a leading venture capital firm, where he specializes in biotechnology and other healthcare investments. Dr. Barrett is a director on the boards of GlycoMimetics, Inc., Inhibitex, Inc., Iomai Corporation, MedImmune, Inc.,Peptimmune, Pharmion, Inc. and Targacept, Inc.

Ms. Gail Schulze, currently President and CEO of Eximias, will become President of YM BioSciences and CEO of YM BioSciences USA and will join YM's Board of Directors. Ms. Schulze has more than 25 years of pharmaceutical industry experience. Prior to joining Eximias, she was Chief Operating Officer of Aventis Behring, one of the world's leading pharmaceutical companies. She joined Aventis Behring as Senior Executive Vice President and Chief Marketing Officer in 1997 and became COO in 2001. Ms. Schulze received a BS in Psychobiology from the University of California, was an NIH Fellow in Neurophysiology at the University of Wisconsin and received an MBA from Stanford’s Graduate School of Business.

Dr. Lisa DeLuca will serve as Vice-President of Regulatory Affairs. Dr. DeLuca has more than 15 years of experience in the pharmaceutical industry, including her role as Director of Regulatory Affairs at AstraZeneca where she was responsible for the regulatory launch of IRESSA®. She has also held regulatory positions at Centocor and Wyeth and drug discovery positions at SmithKline Beecham (now GlaxoSmithKline) and The Upjohn Company (now Pfizer, Inc.). Dr. DeLuca received a PhD in biochemistry from the University of Toledo.

Mr. John Bennett will serve as Vice-President of Corporate Development. Mr. Bennett has more than 19 years of business development corporate finance experience in the pharmaceutical industry. Prior to Eximias, he served as Senior Vice President, Business Development at Aventis Behring and held a similar position at Rhone-Poulenc Rorer. Mr. Bennett is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting from St. Joseph's University.

Mr. Scott Jackson will serve as Vice-President of Marketing. Mr. Jackson has more than 17 years of marketing and sales experience in the pharmaceutical and biopharmaceutical industries. Mr. Jackson was Senior Director, Oncology and Infectious Diseases at Centocor (Johnson and Johnson) and held commercial positions of increasing responsibility at ImClone Systems Incorporated, SmithKline Beecham and Eli Lilly & Co. Mr. Jackson holds a BS in Pharmacy from the Philadelphia College of Pharmacy and Science and an MBA from the University of Notre Dame.

Mr. Gary Floyd will serve as Vice-President of Operations. Mr. Floyd is a seasoned executive with an extensive background in the global pharmaceutical industry. He served as President of Pharmavene LLC, a pharmaceutical consulting firm. Prior to this, he was Senior Vice President, Worldwide Logistics and Procurement at Aventis Behring where he was responsible for Supply Chain Management of the company's global business. He also held senior positions in manufacturing, information systems, and sales and marketing at Aventis Behring and its predecessor companies.

Mr. James Updike will serve as Vice-President and General Manager, DELEX Therapeutics, reporting to Diana Pliura, CEO of DELEX. Mr. Updike brings over 17 years experience in the areas of business development, sales and marketing. Prior to Eximias, Mr. Updike was a Senior Director of Global Business Development for Wyeth Pharmaceuticals and held positions with R.P. Scherer Corporation, Hoffman La Roche and G.D. Searle Company. Mr. Updike's undergraduate degree is a Bachelor of Science from the University of Richmond and an MBA from The American University.

The YM common shares to be offered to Eximias stockholders pursuant to the transactions have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements of the Act.

Conference Call Notice
YM BioSciences will be holding a conference call for Analysts and Portfolio Managers to discuss the merger agreement on Wednesday, May 10, 2006 from 8:00am EST. To participate in the conference call, dial 1-800-218-0204. The conference call will also be audio cast live and archived for 90 days at www.ymbiosciences.com.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy.

In addition to tesmilifene, YM is developing nimotuzumab, a humanized monoclonal antibody targeting the EGF receptor that has shown activity in a number of tumor types and which has demonstrated a superior side-effect profile compared to similar agents. The Company is also developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and a randomized Phase IIb pain trial has been initiated. YM also has an anti-GnRH anti-cancer vaccine, Norelin™, for which Phase II data have been released and a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LL Tel. +1-212-477-9007 x31 Fax +1-212-460-9028 Email: tfechtner@troutgroup.com	James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Fax +1-416-815-0080 Email: jsmith@equicomgroup.com